

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Justin Schreiber
Chief Executive Officer
LifeMD, Inc.
800 Third Avenue, Suite 2800
New York, NY 10022

> **Re: LifeMD, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 8, 2021**
> **File No. 333-256911**

Dear Mr. Schreiber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Anthony J. Marsico, Esq.